

OFFERING MEMORANDUM

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Voghera Apericena

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Voghera Apericena
State of Organization	CO
Date of Formation	03/23/2021
Entity Type	Limited Liability Company
Street Address	17789 E 44th Ave, Denver CO, 80249
Website Address	https://www.vogheraristorante.com/

(B) Directors and Officers of the Company

Key Person	Marco Albertin
Position with the Company Title First Year	 Managing Member 2021
Other business experience (last three years)	• **Assistant Manager** (*Cattivella Woodfire Pizza 02/2021- 06/2021*) Woodfire Pizza restaurant. Assistant Manager duties: manage the schedule for approximately 25 employees, organize and maintain bar inventory, interact with guests, oversee all the main aspects of the dining operations. • **Server** (Firenze a Tavola 01/2017-11/2020) Authentic Florentine steakhouse. Sever duties: prepare the restaurant for dinner service, interact with guests and educate them about the unique characteristics of a Florentine steakhouse. • **Server** (Il Fornaio 05/2014 - 10/2016) Traditional Italian fine dining. Server duties: prepare the restaurant for lunch and dinner service, interact with guests and educate them about the unique characteristics of a traditional Italian restaurants.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Marco Albertin	100%

(D) The Company's Business and Business Plan

Business Model

A concept like Voghera only requires a small number of workers, with the location favorably positioned in a high foot-traffic area, small in size to contain hard-hit costs like labor wages, rent and related expenses. Trends suggests that margin on the traditional way of running a restaurant are going to be decreasing with time due to the above mentioned expenses and volatility of the economy. But on the other side there is an increase in demand for authenticity, healthy and "agile" concepts, also due to the commoditization of information technology that allows people to get to know more about another country's culinary traditions (technology in this case is referenced for the restaurant industry), therefore expecting more genuineness from a restaurant.

- For many people the idea of opening a restaurant amid the COVID-19 pandemic might seem irrational, especially since the hospitality industry as a whole has been the hardest hit industry, but using facts and not emotions, one can see why it is the best time to execute such plan.
- The labor market has never been as bountiful, where so many talents are now left searching for new employment, people, especially in wealthy neighborhoods like the ones in the Denver South Metro area are more willing than ever to go out and enjoy the social life that made them famous, especially after 12 months of lockdown.
- For the last 3 years I have been working at the lower level of Parisi, in the fine dining room called Firenze a Tavola, where I made lifelong friendships with two of its member, who will be joining me in my new venture, on top of creating a base clientele, many of whom come for a drink with us after work.

Location

The restaurant will be located in the Berkeley neighborhood of Denver, Colorado, a primarily residential area that is close to many amenities, including Tennyson street, which offers a selection of restaurants, bars, and small shops. The area is highly attractive for many demographics, ranging from young professionals, to families, to empty nesters. Our target clients will be looking for an authentic, intimate dining experience while trying to avoid a formal restaurant or a loud and more crowded sports bar. Voghera compliments the energy of the Berkeley neighborhood perfectly.

- Surrounding neighborhoods with a combined population of 48,000 and $95,500 medium household income
- Berkeley is the trendiest neighborhood in Denver, Colorado
- Historic part of town, known for its nightlife and art gallery exhibits
- Small business-friendly part of town

Our Story

The Apericena concept revolves around the idea of an agile and informal way of socializing using food and drinks as its medium. Apericena is made of the Italian words "Aperitivo" (aperitif) and "Cena" (dinner). It was perfected and has become a staple in my home town of Milan, Italy.

- Revolutionary concept, perfected in my home town of Milan, Italy
- Lack of authentic alternatives to traditional Italian dining in Denver, Colorado
- Feedback from existing clients and general consumers from my past restaurant job
- High demand for small, independent authentic restaurants
- The recent pandemic highlighted the importance of local business in supporting communities
- Italian owner and operator of an innovative concept

The Team

Marco, Owner

I was born and raised in a small town in the outskirts of Milan, Italy, and moved to the US in 2013. Prior to my emigration to the United States I worked in the hospitality industry as a sports entertainer for an Italian tour operator called Veratour, which allowed me to live incredible experiences both in Italy and abroad, including the Amalfi Coast, Africa and Caribbean. I landed my first American experience working as a waiter at Disney Epcot in Orlando, where I spent a year. It wasn't long before I fell in love with this country and little did I know that my "American Dream" was just beginning. I learned right away that in the US it doesn't matter where you are from, what color your skin is, what your religious or political beliefs are, the bare English you speak; if you want to make it, you can make it. During my incredible Disney experience I kept in touch with Nicole, whom I met while working at the resort in Mexico, and who eventually became my wife and mother to our son, Leo. Upon finishing my employment with Disney, I made the decision to relocate to Colorado, where my wife has been living for most of her life. I continued my hospitality career working for Il Fornaio, a 21-unit fine dining Italian restaurant headquartered in California. Not long after, I decided to follow my manager Jorge's recommendation, who at that time was working as night shift manager because of his daily job as an insurance broker, and obtained my P&C license. Jorge introduced me to the brokerage firm and I signed the contract to become an insurance broker. As time went by, Jorge and I decided to open our own firm and IMB, LLC was formed in August 2016. Though I decided to sell my 50% ownership of IMB to better take care of my newborn Leo, I am still a passive P&C producer for the agency to this day, while working on weekends at Firenze a Tavola, the fine dining concept of Parisi, the Italian restaurant on Tennyson Street

Davide, Lead server

Davide was born and raised in Lake Como, and after attending the hospitality college in the spectacular town of Bellagio, moved to the US. His credentials, among many others, include owning and operating a restaurant in San Francisco and working for 10+ years on the Las Vegas strip for a prestigious Italian restaurant. His professional college degree and real work experience make him a fundamental asset not only in the customer experience but also in the day to day operation of Voghera, providing invaluable knowledge and recommendations on how to successfully run such an enterprise.

Viviana, Culinary Director

Viviana, born and raised in Tuscany, moved to Denver a few years ago. She will be the culinary director bringing to Voghera the "Italian mother" kind of knowledge when it comes to making sure the food we serve is made with Italian love, passion, and attention to detail.

Leo, Kitchen Manager

Leo, born and raised in California, has been working at Il Fornaio Denver Tech Center for the last 6+ years, and that is where we met. As a young cook he quickly learned how to operate in a high-volume and fine dining environment, which represents the most challenging situation. His moderate temper allowed him to maintain composure even in moment of high stress. His direct managers in the kitchen have been training him hardly on both, what really means cooking Italian food, and what is behind the artistic side: doing the math on purchasing, how to handle food cost, how to properly inspect food items, kitchen equipment, and strictly comply with local and federal health regulations.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

—5—

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	October 22, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$47,000	$94,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2025-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$62,500	1.2%
$75,000	1.5%
$87,500	1.8%
$100,000	2.0%

[3] To reward early participation, the investors who contribute the first $5,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $5,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Marco Albertin	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Marco Albertin deposited $100,000 into the LLC bank account. These funds were received as follows: personal loans from Kathy Olson for $30,000 and Anthony Hopson for $70,000. Both transactions took place on June 9th, 2021

(S) The Company's Financial Condition

No operating history

Voghera Apericena was established in March 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section.

Financial liquidity

Voghera Apericena has a moderate liquidity position due to it cash reserves. Voghera Apericena expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Voghera Apericena's fundraising. However, Voghera Apericena may require additional funds from alternate sources at a later date, beside the existing capital injection already deposited.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,281,250	$2,509,375	$2,685,031	$2,819,282	$2,903,860
Cost of Goods Sold	$1,303,571	$1,433,928	$1,534,302	$1,611,016	$1,659,346
Gross Profit	$977,679	$1,075,447	$1,150,729	$1,208,266	$1,244,514
EXPENSES					
Rent	$109,020	$111,745	$114,538	$117,401	$120,336
Utilities	$24,000	$24,600	$25,215	$25,845	$26,491
Salaries	$480,000	$528,000	$564,959	$593,206	$611,002
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Cleaning	$18,000	$18,450	$18,911	$19,383	$19,867
POS fee	$6,000	$6,150	$6,303	$6,460	$6,621
Credit Card processing fee	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$256,659	$300,402	$332,553	$355,517	$367,483

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V